FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

    UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date 10 January 2019

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	3 December 2018	entitled	'Unilever to acquire Horlicks and other Consumer Healthcare Nutrition Products from GSK'
Exhibit	99.2	Stock Exchange announcement dated	3 December 2018	entitled	'Voting Rights and Capital update'
Exhibit	99.3	Stock Exchange announcement dated	10 December 2018	entitled	'Director/PDMR Shareholding'
Exhibit	99.4	Stock Exchange announcement dated	11 December 2018	entitled	'Director/PDMR Shareholding'

Exhibit 99.1:

RNS Number : 1960J
Unilever PLC
03 December 2018

UNILEVER TO ACQUIRE HORLICKS AND OTHER CONSUMER HEALTHCARE NUTRITION PRODUCTS FROM GSK

London/Rotterdam - 3 December 2018 - Unilever today announced it has signed an agreement to acquire the Health Food Drinks portfolio (GSK HFD) of GlaxoSmithKline (GSK) in India, Bangladesh and 20 other predominantly Asian markets.

The transaction consists of three elements:
  ·   all-Equity Merger of Hindustan Unilever Ltd (HUL) with the publicly listed GSK Consumer Healthcare India (GSK CH India),
  ·   acquisition of 82% stake in GSK Bangladesh Limited (GSK Bangladesh), and
  ·   acquisition of certain other commercial operations and assets outside India.

Unilever's share of the total consideration is €3.3bn payable using a combination of cash, and shares in its listed subsidiary in India, Hindustan Unilever Limited.

In 2018, the GSK HFD portfolio delivered total turnover of c.€550m, primarily through the Horlicks and Boost brands. Almost 90% of the turnover is in India.

The transaction is aligned with Unilever's stated strategy of increasing its presence in health-food categories and in high-growth emerging markets.

GSK HFD is the undisputed leader in the Health Food Drinks category in India, with iconic brands such as Horlicks and Boost, and a product portfolio supported by strong nutritional claims. This portfolio has a long history in India with Horlicks having originally been introduced in the 1930s. Horlicks products have been an everyday staple in South Asian households across generations. Over the last 15 years, the portfolio (and category) has grown at a double-digit rate. Despite this, the category still remains under-penetrated in India. Unilever is well positioned to further develop the market given the extent of its reach and capabilities.

Nitin Paranjpe, President, Food & Refreshment, Unilever, said: "We are delighted to be acquiring the GSK Health Food Drinks portfolio. The iconic Horlicks brand has a deep heritage, credibility and resonance around the world. The acquisition is transformative for our Foods and Refreshment business allowing us to enter the Health Foods Drinks category, further strengthening our position in health and wellness. It is rare to be able to acquire brands with such leading market positions and fantastic consumer equity in one of the world's most exciting and fast-growing markets. Improving the health and wellbeing of 1 billion people by 2020 is a key pillar in our Unilever Sustainable Living Plan. Horlicks and Boost will add to our stable of purpose driven brands that help consumers to get more o total consideration is ut of their lives."

Sanjiv Mehta, Chairman and CEO, Hindustan Unilever said: "With this strategic merger of Hindustan Unilever and GSK Consumer Healthcare India Limited, we will be expanding our portfolio through great brands into a new category catering to the nutritional needs of our consumers. I am confident that this merger will create significant shareholder value through both revenue and cost synergies. The turnover of our Foods & Refreshments business will now exceed Rs. 100bn and we will become one of the largest F&R businesses in the country. We look forward to welcoming new brands and great talent into the Unilever and HUL family, once the transaction is complete."

Transaction and Financial Considerations

As outlined above, the transaction consists of three elements:

  1.   All-Equity Merger of HUL with the publicly listed GSK CH India

The merger of HUL with GSK CH India will be on the basis of an exchange ratio of 4.39 HUL shares for each GSK CH India Share.

This implies a total equity value of INR 317bn (c.€3.96bn) for 100% of GSK CH India and represents a premium of c.5%, based on the 15-day VWAP of both the respective shares ending 30th November 2018. Following the issue of new HUL shares, Unilever's holding in HUL will be diluted from 67.2% to 61.9%.

The merger includes the totality of operations within GSK CH India, including a consignment selling contract to distribute GSK's Over-the-Counter and Oral Health products in India.

2.   Acquisition of 82% stake in GSK Bangladesh

Unilever will acquire, for cash, 82% of the shares of the publicly listed GSK Bangladesh Limited at an equity value of BDT 16bn (c.€169m), implying an EV/EBITDA multiple of c.15x.

3.   Acquisition of certain other commercial operations and assets outside India

Unilever will also acquire the commercial operations in 20 other predominantly Asian markets and the intellectual property rights for a total consideration of c.€470m in cash.

The total consideration for the transaction is c.€4.6bn, of which Unilever's implied contribution through both cash and through the issue of shares in HUL, its listed subsidiary in India, totals c.€3.3bn.

Unilever expects to achieve substantial synergies. Cost synergies are expected from a combination of supply chain efficiencies and operational improvements, go-to-market and distribution network optimisation, the benefits of scale in a number of cost areas such as marketing, and streamlining of overlapping infrastructure. The revenue growth of the HFD portfolio is expected to accelerate through leveraging Unilever's vast local distribution and selling capabilities, particularly in India.

Post synergies, the implied EV/EBITDA multiple for the transaction would be below 20x.

By utilising HUL equity to fund the Indian component of the transaction, together with the synergies outlined above, Unilever shareholders are expected to benefit from returns well in excess of the cost of capital from Year 4. In addition, the Transaction will be EPS accretive, on an underlying basis, immediately post completion.

The Transaction is subject to customary regulatory and shareholder approvals, with expected completion in c.12 months.

- ENDS -

For further information:

Unilever, London: Frida.Critien@unilever.com 07824 089 836

Hindustan Unilever, Mumbai: Prasad.Pradhan@unilever.com 0091 2239 832 429

Sources of information and basis of calculation

The agreed share exchange ratio in the merger of GSK CH India and HUL is 4.39 HUL shares for every 1 GSK CH India share.

The 15-day VWAP on the NSE for HUL of INR 1,717.45 and GSK CH India of INR 7,196.71 ending 30 th November 2018.

The following exchange rates have been used in the above calculations: €1 = INR 80.00 and €1 = BDT 97.27.

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 161,000 employees and generated sales of €53.7 billion in 2017. Over half (57%) of the company's footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes all over the world, including Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's, PG Tips, Ben & Jerry's, Magnum and Lynx.
Unilever's Sustainable Living Plan (USLP) underpins the company's strategy and commits to:
·    Helping more than a billion people take action to improve their health and well-being by 2020.
·     Halving the environmental impact of our products by 2030.
·     Enhancing the livelihoods of millions of people by 2020.
The USLP creates value by driving growth and trust, eliminating costs and reducing risks. The company's sustainable living brands are growing 46% faster than the rest of the business and delivered 70% of the company's growth in 2017.

Unilever was ranked as an industry leader in the 2018 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2017 GlobeScan/SustainAbility annual survey for the seventh year running, and achieved four A ratings across Climate Change, Water, Forests and Supplier Engagement in CDP's 2018 Global Supply Chain report. Unilever has pledged to become carbon positive in its operations by 2030, and to ensure 100% of its plastic packaging is fully reusable, recyclable or compostable by 2025. For more information about Unilever and its brands, please visit www.unilever.com.
For more information on the USLP: www.unilever.com/sustainable-living/

About Hindustan Unilever

Hindustan Unilever Limited (HUL) is India's largest Fast-Moving Consumer Goods Company with a heritage of over 80 years in India and touches the lives of nine out of ten Indian households. HUL works to create a better future every day and helps people feel good, look good and get more out of life with brands and services that are good for them and good for others.

HUL has a demonstrated track record of delivering growth which is competitive, profitable, sustainable and responsible. Business has delivered growth of 10% CAGR in last 10 years with EBIT improvement of 530bps.

Having been present in India since the late 1880s, sales in India now represent c.8% of the Unilever's total revenues. India is and will continue to be a key geography for Unilever, enhanced by the addition of the attractive GSK Health Food Drinks portfolio.

About GSK

GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

GSK Consumer Health India is the category leader in Indian health food drinks industry. Its flagship product Horlicks, leads the market, while Boost is among the top three health food drink brands that India prefers. Its manufacturing plants are located in Nabha, Rajahmundry and Sonepat. In India it has an engaged workforce of over around 4000 employees. Its marketing and distribution network comprises over 800 distributors and a direct coverage of over 800,000 retail outlets.

Advisors

BofA Merrill Lynch is serving as financial advisor to Unilever. Baker McKenzie is serving as legal counsel to Unilever, with Cyril Amarchand Mangaldas serving as Indian counsel.

Cautionary Statement/Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever's business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

END

Exhibit 99.2:

RNS Number : 2550J
Unilever PLC
03 December 2018

Unilever PLC

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Conduct Authority Disclosure Guidance and Transparency Rule 5.6.1.

Unilever PLC's issued share capital as at 30 November 2018 consisted of 1,187,191,284 ordinary shares of 3 1/9p each, of which 18,660,634 were held as treasury shares; leaving a balance of 1,168,530,650 shares with voting rights.

The figure of 1,168,530,650 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the FCA's Disclosure Guidance and Transparency Rules.

3 December 2018

Contact:  Timeyin Bob-Egbe (+44 20 7822 5928)

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visitwww.rns.com.

END

Exhibit 99.3:

RNS Number : 0298K
Unilever PLC
10 December 2018

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Blanchard
2	Reason for the notification
a)	Position/status	Chief Category R&D Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           79.0973 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           201.5538 shares (Dividend equivalents earned on MCIP (operated under the Unilever Share Plan 2017) ('MCIP') conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           193.7139 shares (Dividend equivalents earned on MCIP (operated under the Unilever Share Plan 2017)  investment shares were reinvested as additional MCIP investment shares)
●           559.1614 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	280.6511
		£42.405	752.8753
e)	Aggregated information - Volume - Total	1,033.5264 £31,925.68
f)	Date of the transaction	2018-12-05
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Engel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           79.0973 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           16.7483 shares (Dividend equivalents earned on MCIP (operated under the Unilever Share Plan 2017) ('MCIP') conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           15.3786 shares (Dividend equivalents earned on MCIP (operated under the Unilever Share Plan 2017) investment shares were reinvested as additional MCIP investment shares)
●           206.0380 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	95.8456
		£42.405	221.4166
e)	Aggregated information - Volume - Total	317.2622 £9,389.17
f)	Date of the transaction	2018-12-05
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Jope
2	Reason for the notification
a)	Position/status	President, Beauty & Personal Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
●           100.2259 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           28.3079 shares (Dividend equivalents earned on MCIP (operated under the Unilever Share Plan 2017) ('MCIP') conditional matching shares were reinvested as additional MCIP conditional matching shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           46.4695 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	128.5338
		$53.49	46.4695
e)	Aggregated information - Volume - Total	175.0033 $ 2,485.65
f)	Date of the transaction	2018-12-05
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kees Kruythoff
2	Reason for the notification
a)	Position/status	President, Home Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           90.9636  shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying GSIP conditional shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	90.9636
e)	Aggregated information - Volume - Total	90.9636 £ 0.00
f)	Date of the transaction	2018-12-05
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           84.7940 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           105.1150 shares (Dividend equivalents earned on MCIP (operated under the Unilever Share Plan 2017) ('MCIP') conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           101.6015 shares (Dividend equivalents earned on MCIP (operated under the Unilever Share Plan 2017) investment shares were reinvested as additional MCIP investment shares)
●           3.5630 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	189.9090
		£42.405	105.1645
e)	Aggregated information - Volume - Total	295.0735 £4,459.50
f)	Date of the transaction	2018-12-05
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	President, Foods and Refreshment (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           111.0647 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           66.9982 shares (Dividend equivalents earned on MCIP (operated under the Unilever Share Plan 2017) ('MCIP') conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           65.8675 shares (Dividend equivalents earned on MCIP (operated under the Unilever Share Plan 2017) investment shares were reinvested as additional MCIP investment shares)
●           198.0599 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	178.0629
		£42.405	263.9274
e)	Aggregated information - Volume - Total	441.9903 £11,191.84
f)	Date of the transaction	2018-12-05
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           366.1780 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           189.0704 shares (Dividend equivalents earned on MCIP (operated under the Unilever Share Plan 2017) ('MCIP') conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           148.8820 shares (Dividend equivalents earned on MCIP (operated under the Unilever Share Plan 2017)  investment shares were reinvested as additional MCIP investment shares)
●           94.1716 shares (reinvestment of dividend on (freely transferable) shares)
●           3 shares (reinvestment of dividend) under the Unilever PLC Share Incentive Plan.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	555.2484
		£42.405	243.0536
		£42.71	3
e)	Aggregated information - Volume - Total	801.302 £10,434.82
f)	Date of the transaction	2018-12-05
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Polman
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           778.2153 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           0.0756 shares (reinvestment of dividend on (freely transferable) shares)
●           2,547 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	778.2153
		£42.405	0.0756
		£42.4367	2,547
e)	Aggregated information - Volume - Total	3325.29 £108,089.48
f)	Date of the transaction	2018-12-05
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Secretary (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           84.7940 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           110.3478 shares (Dividend equivalents earned on MCIP (operated under the Unilever Share Plan 2017) ('MCIP') conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           105.8906 (operated under the Unilever Share Plan 2017) shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           330.9133 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	195.1418
		£42.405	436.8039
e)	Aggregated information - Volume - Total	631.9457 £18,522.67
f)	Date of the transaction	2018-12-05
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Judith Amanda Sourry Knox
2	Reason for the notification
a)	Position/status	President, North America and Global Head of Customer Development (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
●           87.6522 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying GSIP conditional shares)

c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	87.6522
e)	Aggregated information - Volume - Total	87.6522 $ 0.00
f)	Date of the transaction	2018-12-05
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           79.0973 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           243.8830 shares (Dividend equivalents earned on MCIP (operated under the Unilever Share Plan 2017) ('MCIP') conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           86.7768 shares (Dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA))

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	322.9803
		£42.405	86.7768
e)	Aggregated information - Volume - Total	409.7571 £3,679.77
f)	Date of the transaction	2018-12-05
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	24 shares (reinvestment of dividend on (freely transferable) shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£42.8750	19
		£42.9000	5
e)	Aggregated information - Volume - Total	24 £1,029.13
f)	Date of the transaction	2018-12-10
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

Exhibit 99.4:

RNS Number : 1641K
Unilever PLC
11 December 2018

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£42.505	3
e)	Aggregated information - Volume - Total	3 £127.52
f)	Date of the transaction	2018-12-10
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END